

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2011

VIA U.S. MAIL

Mr. Joseph G. D'Arrigo
Chief Executive Officer
Native American Energy Group, Inc.
108-18 Queens Blvd.
Forest Hills, New York 11375

> **Re: Native American Energy Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed December 23, 2010**
> **File No. 0-54088**

Dear Mr. D'Arrigo:

We have reviewed your amended filing and response letter, each dated December 23, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We remind you of comment 2 in our letter dated December 14, 2010. Please tell us why you have not yet filed your quarterly report for the quarter ended September 30, 2010, and tell us when you expect to file such report.

Business, page 1

History, page 1

2.   We note your response to comment 4 in our letter dated December 14, 2010 that you "believed that [y]our attorney had obtained the necessary consents and approvals" relating to your use of Halstead Energy Corporation's name, CUSIP number and ticker symbol. We further note your revised disclosure in the paragraph beginning "As the SEC stated…," the text of which appears to be derived from an SEC press release dated March 13, 2008. In the press release, the SEC refers only to "certain persons" and not explicitly to your attorney. In this regard, please remove this paragraph and any other similar disclosure that may convey the impression that the SEC has concurred with the analysis you assert in your disclosure.

3.   We note your disclosure that in connection with the SEC halt on trading, "management…redeemed 10 Halstead shares and currently has 20 shares unaccounted for." Please provide, in necessary detail, an analysis as to whether such redemption constituted a "tender offer" under the federal securities laws, and if so, please tell us how you complied with the tender offer rules.

Pilot Project- Rooftop Installation Underway in Brooklyn, New York, page 10

4.   We note your disclosure that "[g]roundbreaking for construction is anticipated in March 20<u>10</u>" (emphasis added). Please update your disclosure.

Financial Information, page 33

Results of Operations—Administrative, page 34

5.   We note your response to comment 12 in our letter dated December 14, 2010 that your debt conversion agreements and pay-off letters were not filed as exhibits because they were made in the ordinary course of business. Please provide further analysis as to your belief that such contracts were made in the ordinary course of business in view of your statement that you are "a development-stage energy resource development and management company." Please refer to Item 601(b)(10) of Regulation S-K. In that regard, it does not appear that such contracts ordinarily accompany the kind of business that you conduct.

Montana Oil Development—Beery #2, page 37

6.   We note your response to comment 14 in our letter dated December 14, 2010. Please provide support for your statement at page 37 that "any production sold off a lease and purchased by a crude oil purchaser is considered 'economic quantities.'" In addition, please tell us the projected production for the well, and projected costs, including water

removal costs. In that regard, we note your statement at page 37 that you anticipate that production from the Beery #2 well will provide cash flow sufficient to meet minimal operating expenses, service debt and build cash reserves.

Financial Information, page 33

7.   Please revise your filing to provide year-to-year comparisons for the two-year period presented and the interim periods presented. Please refer to Item 303 of Regulation S-K.

Material Commitments, page 40

8.   We note your response to comment 15 in our letter dated December 14, 2010 that the variable schedule of payments will be detailed in future agreements. Please revise your disclosure to provide such information in your filing. With a view toward disclosure, please also tell us how you determined the payment schedule disclosed in your filing, given your response that the payment schedule is not detailed in the agreement.

Directors, Executive Officers, page 42

9.   We note your disclosure that Messrs. D'Arrigo and Nanvaan each worked as a liaison between energy companies and several Native American tribes. Please disclose in what capacity each of them served such a function, and identify the company with which they were each employed.

10.   We note your disclosure at page 43 that Mr. Ross served as the president and director of a bulletin board company. Please revise your filing to identify the bulletin board company.

Involvement in Certain Legal Proceedings, page 43

11.   We note your response to comment 17 in our letter dated December 14, 2010. Please revise your disclosure to include the amounts Mr. Nanvaan was ordered to pay in respect of pre-judgment interest and civil penalty.

12.   In addition, please revise your disclosure to clarify that Mr. Nanvaan, in particular, was enjoined from future violations of Sections 5(a), 5(c) and 17(a) of the Securities Act and Section 10(b) of the Exchange Act. In your revised disclosure, please reconcile (i) your disclosure that "[w]hile employed by such brokerage firm for such 5 months, Mr. Nanvaan received compensation for normal brokerage commissions by the principals…in connection with the principals' criminal actions" with (ii) the fact that Mr. Nanvaan was ordered, among other things, to disgorge $10,000 of "ill-gotten gains" in connection with an action relating to a Section 10(b) violation, an element of which involves knowledge of wrongdoing.

Executive Compensation, page 44

Summary Compensation Table, page 44

13.   We have read your response to comment number 18 in our letter dated December 14, 2010, noting that you assigned a value of $0.80 per share to the preferred and common stock granted to your executive officers for their services rendered.   Please tell us the reasons for assigning the same per share value to both classes of stock, as generally preferred stock has certain preferential features that when factored into the valuation would result in a higher per share value than common stock.

Certain Relationships and Related Transactions, and Director Independence, page 46

14.   It is unclear from your disclosure what amount or percentage of each royalty interest were sold or transferred. For example, you indicate that NAEG Founders Holding Corporation sold a portion of its royalty interest but also indicate that it currently owns a 5% royalty interest. You also indicate that Messrs. D'Arrigo and Nanvaan earlier formed the company to hold a 5% interest in each of "their" 3% interests. Please revise your disclosure accordingly.

Legal Proceedings, page 47

15.   We note your response to comment 22 in our letter dated December 14, 2010, and reissue the comment. Please revise your filing to provide a brief description of the factual basis alleged to underlie each cause of action in the complaint. Please refer to Item 103 of Regulation S-K.

16.   We note your disclosure that DTC currently has a "global lock" on your shares. Please revise your disclosure here and in your "Business," "Risk Factors" and "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters" sections to indicate when the "global lock" was instituted and to describe how this "global lock" affects trading of your shares in the secondary market. In addition, please disclose why this global lock was instituted.

Signatures

17.   Please ensure that your amendment includes a properly dated signature. In that regard, we note that the signature on this amendment is dated November 15, 2010.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joanna Lam at (202) 551-3476 or Jenifer Gallagher at (202) 551-3706 if you have any questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551- 3584 with any other questions. If you require further assistance, you may contact the undersigned at (202) 551-3740.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Joseph M. Lucosky, Esq.
        Anslow & Jaclin, LLP
        (732) 577-1188 (fax)